Exhibit 99.1

CONTACT: Nelson F. Isabel

Vice-President, Investor Relations

& Corporate Communications

 (905) 286-3000

For Immediate Release:

BIOVAIL DECLARES QUARTERLY DIVIDEND

Total Dividends Declared Since December 2005 of $4.50 per share

TORONTO, Canada, November 6, 2008 – Biovail Corporation (NYSE, TSX: BVF) today announced that the Company’s Board of Directors has declared a quarterly cash dividend of US$0.375 per share payable on January 5, 2009, to shareholders of record at the close of business December 23, 2008. The ex-dividend date is December 19, 2008.

Upon payment of this dividend, Biovail will have distributed US$4.50 per share to shareholders since implementing its dividend program in December 2005.

Important Income-Tax Information for Canadian Resident Shareholders

Biovail Corporation designates the entire amount of this taxable dividend to be an “eligible dividend” for purposes of the Income Tax Act (Canada), as amended from time to time. This notice meets the requirements of the Income Tax Act (Canada). Please contact your tax advisor if you have any questions with regard to the designation of the eligible dividend.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products. The Company is focused on the development and commercialization of medicines that address unmet medical needs in niche specialty central nervous system (CNS) markets. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.

Source: Biovail Corporation